UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)1

               Controladora Comercial Mexicana, S.A. de C.V.
------------------------------------------------------------------------------
                              (Name of Issuer)

                        Series B Shares ("B Shares")
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 21238A206
                     ----------------------------------
                               (CUSIP Number)


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))

CUSIP No. 21238A206                     13G                Page 2 of 19 Pages


  1    NAME OF REPORTING PERSON:  Carlos Gonzalez Nova
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)
                                                                       (b)|X|

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION
       Mexico

                           5   SOLE VOTING POWER
       NUMBER OF               895,634,152 B Shares
         SHARES
      BENEFICIALLY
        OWNED BY           6   SHARED VOTING POWER
          EACH                 - 0 -
       REPORTING
         PERSON            7   SOLE DISPOSITIVE POWER
          WITH                 895,634,152 B Shares


                           8   SHARED DISPOSITIVE POWER
                               - 0 -

  9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 895,634,152 B Shares

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       22.4%

  12   TYPE OF REPORTING PERSON
       IN

CUSIP No. 21238A206                     13G                Page 3 of 19 Pages



  1    NAME OF REPORTING PERSON:  Jaime Gonzalez Nova
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)
                                                                       (b)|X|

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION
       Mexico


                           5   SOLE VOTING POWER
       NUMBER OF               621,942,876 B Shares
         SHARES
      BENEFICIALLY
        OWNED BY           6   SHARED VOTING POWER
          EACH                 - 0 -
       REPORTING
         PERSON            7   SOLE DISPOSITIVE POWER
          WITH                 621,942,876 B Shares


                           8   SHARED DISPOSITIVE POWER
                               - 0 -

  9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,942,876 B Shares

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       15.5%

  12   TYPE OF REPORTING PERSON
       IN

CUSIP No. 21238A206                     13G                Page 4 of 19 Pages



  1    NAME OF REPORTING PERSON:  Guillermo Gonzalez Nova
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)
                                                                       (b)|X|

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION
       Mexico

                           5   SOLE VOTING POWER
       NUMBER OF               523,976,000 B Shares
         SHARES
      BENEFICIALLY
        OWNED BY           6   SHARED VOTING POWER
          EACH                 - 0 -
       REPORTING
         PERSON            7   SOLE DISPOSITIVE POWER
          WITH                 523,976,000 B Shares


                           8   SHARED DISPOSITIVE POWER
                               - 0 -

  9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 523,976,000 B Shares

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       12.6%

  12   TYPE OF REPORTING PERSON
       IN

CUSIP No. 21238A206                     13G                Page 5 of 19 Pages



  1    NAME OF REPORTING PERSON:  Antonino B. Gonzalez Guerra
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)
                                                                       (b)|X|

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION
       Mexico

                           5   SOLE VOTING POWER
       NUMBER OF               224,511,740 B Shares
         SHARES
      BENEFICIALLY
        OWNED BY           6   SHARED VOTING POWER
          EACH                 - 0 -
       REPORTING
         PERSON            7   SOLE DISPOSITIVE POWER
          WITH                 224,511,740

                           8   SHARED DISPOSITIVE POWER
                               - 0 -

  9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,511,740 B Shares

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       5.6%

  12   TYPE OF REPORTING PERSON
       IN

CUSIP No. 21238A206                     13G                Page 6 of 19 Pages



  1    NAME OF REPORTING PERSON:  Pablo J. Gonzalez Guerra
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)
                                                                       (b)|X|

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION
       Mexico

                           5   SOLE VOTING POWER
       NUMBER OF               225,682,372 B Shares
         SHARES
      BENEFICIALLY
        OWNED BY           6   SHARED VOTING POWER
          EACH                 - 0 -
       REPORTING
         PERSON            7   SOLE DISPOSITIVE POWER
          WITH                 225,682,372 B Shares


                           8   SHARED DISPOSITIVE POWER
                               - 0 -

  9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,682,372 B Shares

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       5.6%

  12   TYPE OF REPORTING PERSON
       IN

CUSIP No. 21238A206                     13G                Page 7 of 19 Pages



  1    NAME OF REPORTING PERSON:  Elena M. Gonzalez Guerra
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)
                                                                       (b)|X|

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION
       Mexico


                           5   SOLE VOTING POWER
       NUMBER OF               225,669,768 B Shares
         SHARES
      BENEFICIALLY
        OWNED BY           6   SHARED VOTING POWER
          EACH                 - 0 -
       REPORTING
         PERSON            7   SOLE DISPOSITIVE POWER
          WITH                 225,669,768 B Shares

                           8   SHARED DISPOSITIVE POWER
                               - 0 -

  9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,669,768 B Shares

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       5.6%

  12   TYPE OF REPORTING PERSON
       IN

CUSIP No. 21238A206                     13G                Page 8 of 19 Pages



  1    NAME OF REPORTING PERSON:  ScotiaBank Inverlat Trust
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)
                                                                       (b)|X|

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION
       Mexico

                           5   SOLE VOTING POWER
       NUMBER OF               3,006,313,542 B Shares
         SHARES
      BENEFICIALLY
        OWNED BY           6   SHARED VOTING POWER
          EACH                 - 0 -
       REPORTING
         PERSON            7   SOLE DISPOSITIVE POWER
          WITH                 3,006,313,542 B Shares


                           8   SHARED DISPOSITIVE POWER
                               - 0 -

  9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,006,313,542 B Shares

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       75.1%

  12   TYPE OF REPORTING PERSON
       IN

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                SCHEDULE 13G
                 Under the Securities Exchange Act of 1934

Item 1(a)   Name of Issuer:
            --------------
            Controladora Comercial Mexicana, S.A. de C.V.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            -----------------------------------------------
            Av. Revolucion 780, Modulo 2
            Col. San Juan
            03730 Mexico, D.F.
            Mexico

Item 2(a)   Names of Persons Filing:
            -----------------------
            Carlos Gonzalez Nova
            Jaime Gonzalez Nova
            Guillermo Gonzalez Nova
            Antonino B. Gonzalez Guerra
            Pablo J. Gonzalez Guerra
            Elena M. Gonzalez Guerra
            ScotiaBank Inverlat Trust

Item 2(b)   Address of Principal Business
            Office of each Reporting Person:
            -------------------------------
            Fernando de Alva Ixtlixochitl No. 27
            Col. Obrera
            C.P. 06800 Mexico, D.F.
            Mexico

Item 2(c)   Citizenship of each Reporting Person:
            ------------------------------------
            Mexican

Item 2(d)   Title of Class of Securities:
            ----------------------------
            B Shares *

Item 2(e)   CUSIP Number:
            ------------
            21238A206

Item 3      If this Statement is filed pursuant to Rules 13d-1(b)
            or 13d-2(b), check whether the person filing is a:
            -------------------------------------------------
            None of the options apply. This Schedule 13G is being filed pursuant to rule 13d-1(c).

--------
* Global Depositary Shares ("GDSs") of Controladora Comercial Mexicana, S.A. de C.V. (the "Company"), each representing twenty Units of the Company, each of which represents financial interests in, and limited voting rights with respect to, three B Shares and one C Share, have been issued under CUSIP number 21238A206. Approximately 68% of our B Units are held by the Scotiabank Inverlat Trust. The largest direct beneficiary of this trust are companies entirely owned by members of the Gonzalez family. Members of this family, including Carlos Gonzalez Nova, Guillermo Gonzalez Nova, and Jaime Gonzalez Nova, own an equity interest in each such company which is substantially equivalent to their relative percentage ownership interest in B Units as reported in our Annual Report on Form 20-F for the year ended December 31, 2000. The B shares owned by the Reporting Persons filing this Schedule 13G as beneficial owners are owned through B Units (each B Unit consisting of four B Shares) and not through the ownership of Units or GDSs. The B Units may be converted into Units at any time. If the Reporting Persons were to convert such B Units into Units, they would own the following: Scotiabank Inverlat Trust would own 2,258,881,782 B Shares and 752,960,594 C Shares, representing 69.3% and 69.3%, respectively, of the outstanding B Shares and C Shares; Carlos Gonzalez Nova would own 671,725,614 B Shares and 223,908,538 C Shares, representing 20.6% and 20.6%, respectively, of the outstanding B Shares and C Shares; Jaime Gonzalez Nova would own 466,457,157 B Shares and 155,485,719 C Shares, representing 14.3% and 14.3%, respectively, of the outstanding B Shares and C Shares; Guillermo Gonzalez Nova would own 392,982,000 B Shares and 130,994,000 C Shares, representing 12.1% and 12.1%, respectively, of the outstanding B Shares and C Shares; Antonino B. Gonzalez Guerra would own 168,383,805 B Shares and 56,127,935 C Shares, representing 5.2% and 5.2%, respectively, of the outstanding B Shares and C Shares; Pablo J. Gonzalez Guerra would own 169,261,779 B Shares and 56,420,593 C Shares, representing 5.2% and 5.2%, respectively, of the outstanding B Shares and C Shares; and Elena M. Gonzalez Guerra would own 169,252,326 B Shares and 56,417,442 C Shares, representing 5.2% and 5.2%, respectively, of the outstanding B Shares and C Shares.

     Each of Carlos Gonzalez Nova, Guillermo Gonzalez Nova, Jaime Gonzalez Nova and the Scotiabank Inverlat Trust disclaim that they constitute a "group" with any other Person, including the other Reporting Persons filing this Schedule 13G, with respect to shares of the Company. Each such Person also disclaims beneficial ownership of shares of the Company owned by any other Person, including the other Reporting Persons filing this Schedule 13G, pursuant to Rule 13d-4.

Item 4      Ownership.
            ---------
            (a)   Amount beneficially owned:
                   (1)    See Item 9 on Page 2 of the Cover Page
                   (2)    See Item 9 on Page 3 of the Cover Page
                   (3)    See Item 9 on Page 4 of the Cover Page
                   (4)    See Item 9 on Page 5 of the Cover Page
                   (5)    See Item 9 on Page 6 of the Cover Page
                   (6)    See Item 9 on Page 7 of the Cover Page
                   (7)    See Item 9 on Page 8 of the Cover Page
            (b)   Percent of Class:
                   (1)    See Item 11 on Page 2 of the Cover Page
                   (2)    See Item 11 on Page 3 of the Cover Page
                   (3)    See Item 11 on Page 4 of the Cover Page
                   (4)    See Item 11 on Page 5 of the Cover Page
                   (5)    See Item 11 on Page 6 of the Cover Page
                   (6)    See Item 11 on Page 7 of the Cover Page
                   (7)    See Item 11 on Page 8 of the Cover Page
            (c)   Number of shares as to which such person has:
                  (i)  sole power to vote or to direct the vote:
                   (1)    See Item 5 on Page 2 of the Cover Page
                   (2)    See Item 5 on Page 3 of the Cover Page
                   (3)    See Item 5 on Page 4 of the Cover Page
                   (4)    See Item 5 on Page 5 of the Cover Page
                   (5)    See Item 5 on Page 6 of the Cover Page
                   (6)    See Item 5 on Page 7 of the Cover Page
                   (7)    See Item 5 on Page 8 of the Cover Page
                  (ii) shared power to vote or to direct the vote:
                   (1)    See Item 6 on Page 2 of the Cover Page
                   (2)    See Item 6 on Page 3 of the Cover Page
                   (3)    See Item 6 on Page 4 of the Cover Page
                   (4)    See Item 6 on Page 5 of the Cover Page
                   (5)    See Item 6 on Page 6 of the Cover Page
                   (6)    See Item 6 on Page 7 of the Cover Page
                   (7)    See Item 6 on Page 8 of the Cover Page
                  (iii) sole power to dispute or to direct the disposition of:
                   (1)    See Item 7 on Page 2 of the Cover Page
                   (2)    See Item 7 on Page 3 of the Cover Page
                   (3)    See Item 7 on Page 4 of the Cover Page
                   (4)    See Item 7 on Page 5 of the Cover Page
                   (5)    See Item 7 on Page 6 of the Cover Page
                   (6)    See Item 7 on Page 7 of the Cover Page
                   (7)    See Item 7 on Page 8 of the Cover Page
                  (iv) shared power to dispute or to direct the disposition of:
                   (1)    See Item 8 on Page 2 of the Cover Page
                   (2)    See Item 8 on Page 3 of the Cover Page
                   (3)    See Item 8 on Page 4 of the Cover Page
                   (4)    See Item 8 on Page 5 of the Cover Page
                   (5)    See Item 8 on Page 6 of the Cover Page
                   (6)    See Item 8 on Page 7 of the Cover Page
                   (7)    See Item 8 on Page 8 of the Cover Page

Item 5      Ownership of Five Percent or Less of a Class.
            --------------------------------------------
            Not applicable.

Item 6      Ownership of More than Five Percent on Behalf of Another Person:
            ---------------------------------------------------------------
            Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
            ------------------------------------------------------------
            Not applicable.

Item 8      Identification and Classification of Members of the Group.
            ---------------------------------------------------------
            Not applicable.

Item 9      Notice of Dissolution of Group.
            ------------------------------
            Not applicable.

Item 10     Certification.
            -------------
            Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 28, 2003

                                    By:  /s/ Carlos Gonzalez Nova
                                         ---------------------------------
                                         Carlos Gonzalez Nova

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 28, 2003

                                    By:  /s/ Jaime Gonzalez Nova
                                         ---------------------------------
                                         Jaime Gonzalez Nova

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 28, 2003

                                    By:  /s/ Guillermo Gonzalez Nova
                                         ---------------------------------
                                         Guillermo Gonzalez Nova

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 28, 2003

                                    By:  /s/ Antonino B. Gonzalez Guerra
                                         ---------------------------------
                                         Antonino B. Gonzalez Guerra

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 28, 2003

                                    By:  /s/ Pablo J. Gonzalez Guerra
                                         ---------------------------------
                                         Pablo J. Gonzalez Guerra

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 28, 2003

                                    By:  /s/ Elena M. Gonzalez Guerra
                                         ---------------------------------
                                         Elena M. Gonzalez Guerra

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 28, 2003

                                     By: /s/ Guillermo Gonzalez Nova
                                         ---------------------------------
                                         Guillermo Gonzalez Nova
                                         The Scotiabank Inverlat Trust
                                         Authorized Officer